Exhibit 99.28(d)(1)(tt)

PEAR TREE POLARIS INTERNATIONAL Opportunities FUND

expense reimbursement Agreement

Pear Tree Advisors, Inc. (the “Manager”) serves as the investment manager to Pear Tree Polaris International Opportunities Fund (the “Fund”), a series of Pear Tree Funds (the “Trust”), pursuant to the Amended and Restated Management Contract dated May 1, 2008, as amended, between the Manager and the Trust.

The Manager hereby agrees for the period July 31, 2023 through July 31, 2024 (the “Reimbursement Period”) to reimburse the Fund with respect to Institutional Shares for a portion its adjusted “Annual Fund Operating Expenses” attributable to Institutional Shares, in an aggregate amount equal to 0.10 percent per annum (determined as a percentage of the “Fund Net Assets” attributable to Institutional Shares, as such term is used in the Fund’s prospectus), provided that the amount of such reimbursement for such year shall not exceed the amount of the portion of the Fund’s adjusted “Annual Fund Operating Expenses” attributable to Institutional Shares for such year.

For purposes of this Agreement, the aggregate amount of adjusted “’Annual Fund Operating Expenses’ attributable to Institutional Shares” for the year shall be calculated as follows: the aggregate amount of the Fund’s “Annual Fund Operating Expenses” for the year allocated to Institutional Shares, other than (a) the aggregate amount of Fund management fees allocated to Institutional Shares for the year, (b) the aggregate amount of any distribution and service fees applicable to Institutional Shares for the year, (c) the aggregate amount of those fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more “Acquired Funds,” as defined in Form N-1A, Item 3, Instruction 3(f)(i), that have been allocated to Institutional Shares for the year, and (d) the aggregate amount of Fund “extraordinary expenses,” as defined in Form N-1A, Item 3, Instruction 3(c)(ii), that have been allocated to Institutional Shares for the year, determined without consideration of any waived fees or waived or reimbursed expenses as contemplated by this Agreement or any other agreement with the Manager.

The Manager shall not be entitled to any recoupment of reimbursed expenses at any time under this Agreement.

This Expense Reimbursement Agreement only may be rescinded, amended or modified at such time and on such terms as may be determined by the Trustees, including a majority of those Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended.

PEAR TREE ADVISORS, INC.

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Agreed and Accepted:

PEAR TREE FUNDS

By:	/s/ Willard L. Umphrey
Willard L. Umphrey, President

Date: July 31, 2023